UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

School Specialty, Inc.
__________________________________
(Name of Issuer)

Common Stock, $0.001 Per Share
__________________________________
(Title of Class of Securities)

807864103
__________________________________
(CUSIP Number)

December 31, 2016
__________________________________

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 807864103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Flagship Fund Trading Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
71,888

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
71,888

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,888

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.: 807864103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
71,888

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
71,888

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,888

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No.: 807864103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
71,888

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
71,888

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,888

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No.: 807864103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Trading Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
71,888

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
71,888

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,888

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO/HC

CUSIP No.: 807864103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher L. Gust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
71,888

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
71,888

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,888

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

CUSIP No.: 807864103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert R. Bellick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
71,888

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
71,888

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,888

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

CUSIP No.: 807864103

ITEM 1(a).	NAME OF ISSUER:

School Specialty, Inc.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

W6316 Design Drive Greenville, Wisconsin 54942

ITEM 2(a).	NAME OF PERSON FILING:

Wolverine Flagship Fund Trading Limited Wolverine Asset Management, LLC Wolverine Holdings, L.P. Wolverine Trading Partners, Inc. Christopher L. Gust Robert R. Bellick

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o: Wolverine Asset Management, LLC 175 West Jackson Blvd. Suite 340 Chicago, IL 60604

ITEM 2(c).	CITIZENSHIP:

Wolverine Flagship Fund Trading Limited - Cayman Islands
Wolverine Asset Management, LLC - Illinois
Wolverine Holdings, L.P. - Illinois
Wolverine Trading Partners, Inc. - Illinois
Christopher L. Gust - US Citizen
Robert R. Bellick - US Citizen

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 per share

ITEM 2(e).	CUSIP NUMBER:

807864103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Wolverine Flagship Fund Trading Limited (the "Fund") holds 71,888 shares of the common stock of School Specialty, Inc. (the "Issuer"). Wolverine Asset Management, LLC ("WAM") is the investment manager of the Fund and has voting and dispositive power over these securities. The sole member and manager of WAM is Wolverine Holdings, L.P. ("Wolverine Holdings"). Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. ("WTP"), the general partner of Wolverine Holdings.

	(b)	Percent of class:

7.2%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

Each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to vote or direct to vote of 71,888 shares of the common stock of the Issuer.

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

Each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to dispose or to direct the disposition of 71,888 shares of the common stock of the Issuer.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

WOLVERINE FLAGSHIP FUND TRADING LIMITED

By:	/s/ Kenneth L. Nadel
Name: Kenneth L. Nadel
Title: Director

WOLVERINE ASSET MANAGEMENT, LLC

By:	/s/ Kenneth L. Nadel
Name: Kenneth L. Nadel
Title: Chief Operating Officer

WOLVERINE HOLDINGS, LP

By:	/s/ Christopher L. Gust
Name: Christopher L. Gust
Title: Managing Director

WOLVERINE TRADING PARTNERS, INC.

By:	/s/ Christopher L. Gust
Name: Christopher L. Gust
Title: Authorized Signatory

/s/ Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick